Exhibit 99.1

RRSAT GLOBAL COMMUNICATIONS NETWORK SUPPLIES HIGHLY TARGETED NICHE
PROGRAMMING TO THE US MARKET
DISH Network to offer new international programming to its subscribers

REEM, Israel – February 8, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it signed an agreement with DISH Network for the grant of license and delivery of a number of Israeli channels to be included in DISH Networks' new Israeli package, “ISRAELI SELECT”, launched on DISH Network for US broadcast.

In addition to distributing content globally via satellite, fiber, and hybrid networks and providing comprehensive playout services for the broadcast industry, RRsat’s media division is aggregating,  packaging and licensing international content for global distribution. This allows multichannel platform operators, such as DISH Network, to deliver a vast array of ethnic and genre based programming to their subscribers. RRsat’s global presence enables it to bring together programming packages that can meet the needs of a large variety of viewer demographics.

The new package delivered to the DISH Network by RRsat includes three Israeli channels:

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The Israeli Network - news, sport and prime-time entrainment programs from leading Israeli commercial broadcasting channels.  For the first time in its 9 years of operation, “The Israeli Network” will add English subtitles to its prime-time show, making it accessible to English speaking audiences in the United States.

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IsraKids - the first 24/7 all original children programming channel from Israel featuring popular original Israeli children shows from NOGA Communications – a leading provider of Israeli children programming and the producer of a long running Israeli kids channel.

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Good Life Israel - lifestyle, travel, food and health programs from a leading provider of lifestyle channels in Israel - Ananey Communications. Good Life Israel brings to its viewers the sights and cuisine of Israel.

“Working with DISH Network, not only allows for the distribution of excellent Israeli programming to DISH Network's vast subscriber base, but also showcases RRsat’s abilities to package and license content, extending the types of high quality global broadcasting services RRsat is known  for, ” said David Rivel, Founder and CEO.

“We are excited to be working with RRsat, providing “ISRAELI SELECT”, the new Israeli package, to our subscribers,” said Chris Kuelling, SVP international at DISH Network. “There is an ever present demand for international programming in the United States and RRsat has brought together an excellent collection of television channels and shows to meet that demand.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About DISH Network
DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides more than 14.2 million satellite TV customers, as of September 30, 2010, with the highest quality programming and technology at the best value, including HD Free for Life. Subscribers enjoy industry-leading customer satisfaction, the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation is included in the Nasdaq-100 Index (NDX) and is a Fortune 200 company. Visit www.dish.com.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, (ix) our ability to develop and expand our media division; and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Information in the press release concerning DISH Network, The Israeli Network, IsraKids, Noga Communications and Good Life Israel has been provided to RRsat by DISH Network and the respective channels and has not been independently verified by RRsat. ###